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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              __X__Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)

                              BANKERS TRUST COMPANY
               (Exact name of trustee as specified in its charter)

                                   13-4941247
                      (I.R.S. Employer Identification No.)


                       280 Park Avenue, New York, New York
                    (Address of principal executive offices)


                                     10017
                                   (Zip code)


                        Greenpoint Home Loan Trust 2000-3
               (Exact name of obligor as specified in its charter)


                                    DELAWARE
         (State or other jurisdiction of Incorporation or organization)


                                     Pending
                      (I.R.S. Employer Identification No.)


                 c/o Wilmington Trust Company, as Owner Trustee
                               Rodney Square North
                               1100 Market Street
                              Wilmington, Delaware
                    (Address of principal executive offices)


                                     19890
                                   (Zip Code)

                       Greenpoint Mortgage Securities Inc.
               (Exact name of obligor as specified in its charter)


                                    DELAWARE
         (State or other jurisdiction of Incorporation or organization)


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                                   68-039-7342
                      (I.R.S. Employer Identification No.)


                           700 Larkspur Landing Circle
                                    Suite 240
                              Larkspur, California
                    (Address of principal executive offices)


                                      94939
                                   (Zip Code)

                    Green Point Home Equity Loan Trust 2000-3
                   Class A-1 Variable Rate Asset Backed Notes
                   Class A-2 Variable Rate Asset Backed Notes
                   Class A-3 Variable Rate Asset Backed Notes
                       (Title of the Indenture Securities)


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Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                          ADDRESS
Office of the Comptroller                     1114 Avenue of the
of the Currency                               Americas, Suite 3900
                                              New York, New York 10036

(b)  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Restated Organization Certificate of Bankers Trust Company, dated August 6, 1998, Certificate of Amendment of the Organization Certificate of Bankers Trust Company dated August 31, 1998, September 25, 1998, December 18, 1998, September 3, 1999.

Exhibit 2 -
State of New York, Banking Department Good Standing Certificate dated November 17, 2000.

Exhibit 3 -
Existing By-Laws of Bankers Trust Company as amended dated April 27, 2000.

Exhibit 4 -
Not Applicable.

Exhibit 5 -
Consent of Bankers Trust Company required by Section 321(b) of the Act.

Exhibit 6 -
Reports of Condition of Bankers Trust Company dated as of September 30, 2000.


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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the indenture trustee, Bankers Trust Company , a New York Corporation, organized and existing under the laws of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 13th day of December, 2000.




                  Bankers Trust Company
                  By: /s/ Hermi Alignay
                  Hermi Alignay
                  Assistant Secretary